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                                                                     EXHIBIT 4.4

                            [ShoLodge letterhead]

                                            , 1997
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To our Shareholders:

                  Your board of directors has authorized the distribution of preferred share purchase rights (the "Rights"). This letter describes the Share Purchase Rights Plan and the board's reasons for adopting it.

                  These Rights contain provisions designed to protect shareholders in the event of an unsolicited attempt to acquire the Company, including a gradual accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all shareholders equally, a squeezeout merger and other abusive takeover tactics which the board believes are not in the best interests of shareholders. These tactics frequently unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

                  Over 1,500 companies, including a sizable number of Fortune 500 comapnies, have issued rights to protect their shareholders against these tactics. The board considers the Rights to be the best available means of protecting both your right to retain your equity investment in



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ShoLodge and the full value of that investment, while not foreclosing a fair acquisition bid for the Company.

                  The Rights are not intended to prevent a takeover of ShoLodge and will not do so. However, they should deter any attempt to acquire the Company through the use of abusive tactics to deprive the board and the shareholders of any real opportunity to determine the Company's destiny.

                  The Rights may be redeemed by the board for one cent per Right until a single acquiror or group accumulates 15% or more of the Company's common stock, through open-market purchases, a tender offer or otherwise. Thus, the Rights should not interfere with any merger or business combination approved by the board before that time.

                  Issuance of the Rights does not in any way weaken ShoLodge's financial position or interfere with its business plans. The issuance of the Rights has no dilutive effect, does not affect reported earnings per share, is not taxable to the Company or to you and will not change the way in which you can presently trade the Company's shares. As explained in detail below, the Rights will only be exercisable if and when the problem that they were created to deal with arises. They will then operate to protect you against being deprived of your right to share in the full measure of your Company's long-term potential.

                  The board was aware when it acted that some people have advanced arguments that securities of the sort we are issuing deter legitimate acquisition proposals. We carefully considered these views and concluded that such arguments are speculative and do not justify leaving shareholders without this protection against unfair treatment by an acquiror -- who, after all, is seeking his own advantage, not yours. The board believes that these Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the takeover environment.




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                  The Rights will be issued on July 15, 1997, to shareholders of record on that date and will expire in ten years. Initially, the Rights will not be exercisable, certificates will not be sent to you, and the Rights will automatically trade with the common shares. However, ten days after a person or group acquires 15% or more of the Company shares, or ten business days (subject to extension by the Board) after a person or group announces an offer the consummation of which would result in its owning 15% or more of the shares (even if no purchases actually occur), the Rights would become exercisable and the Company would distribute separate certificates representing the Rights. We expect the Rights would begin to trade independently from the Company's shares at that time. At no time will the Rights have any voting power.

                  Upon the Rights' becoming exercisable, unless a person or group had already acquired 15% or more of the Company's shares, a holder of Rights would be entitled to buy one one-hundredth of a share of a new series of the Company's subordinated preferred stock (the "New Preferred"), for $60.00. If the Company were involved in a merger or other business combination at any time after the Rights become exercisable, the Rights would entitle a holder to buy a number of shares of common stock of the acquiring company having a market value of twice the exercise price of each Right.

                  If any person or group acquires 15% or more of the Company's outstanding common stock, the "flip-in" provision of the Rights would be triggered and the Rights would entitle a holder (other than the acquiring person or any member of the acquiring group) to buy a number of additional shares of common stock of the Company having a market value of twice the exercise price of each Right. Thus, if at the time of the 15% acquisition the Company's stock were to have a market value per share of $20.00 the holder of each Right (other than such person or any member of such group) would be entitled to receive six shares of the Company's common stock for $60.00.



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                  Following the acquisition by any person or group of 15% or more of ShoLodge's common stock, but only before the acquisition by a person or group of a 15% stake, the board would also have the ability to exchange the Rights (other than Rights held by the acquiring person or group), in whole or in part, for one share of common stock (or one one-hundredth of a share of the New Preferred) per Right. This provision would have an economically dilutive effect on the acquiror and provide a corresponding benefit to the remaining holders of Rights, that is comparable to the flip-in without requiring holders to incur the trouble and expense of exercising their Rights.

                  While, as noted above, the distribution of the Rights will not be taxable to you or the Company, shareholders might recognize taxable income upon the later occurrence of certain of the events just discussed.

                  In addition to authorizing the Rights, your board has authorized the New Preferred purchasable upon exercise of the Rights. The shares of this new series will be nonredeemable. Each New Preferred share will be entitled to an aggregate dividend equal to 100 times the dividend declared on the common shares. In the event of liquidation, the holders of the New Preferred would be entitled to receive an aggregate liquidation payment equal to the greater of $100 or 100 times the payment made per share of common stock. Each New Preferred share will have 100 votes, voting together with the common shares. Finally, in the event of any merger, consolidation or other transaction in which common shares are exchanged, each New Preferred share would be entitled to receive 100 times the amount received per common share. These rights are protected by customary anti-dilution provisions. In the event of issuance of New Preferred shares upon exercise of the Rights, a depositary receipt may be issued for each one one-hundredth of a New Preferred share to facilitate trading. The dividend, liquidation and voting rights and the non-redemption feature of the New Preferred shares are designed so that the value of the




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one-hundredth interest in a preferred share purchasable with each Right will approximate the value of one share of common stock.

                  In declaring the Rights dividend, we have expressed our confidence in the future and our determination that you, our shareholders, be given every opportunity to participate fully in that future.

                  On behalf of the board of directors.


                                           -------------------------------------
                                           Leon Moore

                                           President and Chief Executive Officer







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